DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04009079

February 19, 2004

Donald G. Kilpatrick
Pillsbury Winthrop LLP
1540 Broadway
New York, NY 10036

Act:	1934
Section:	
Rule:	14a-8
Public Availability:	2/19/2004

Re: FirstEnergy Corp.
Incoming letter dated January 9, 2004

Dear Mr. Kilpatrick:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to FirstEnergy by Allen Wolff. We also have received a letter from the proponent+ dated January 19, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Martin P. Dunn
Deputy Director

Enclosures

cc: Allen Wolff
1553 South Carpenter Road
Brunswick, OH 44212-3887

103/296

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

1 December 2003

Mr. Frederick D. Palmer
Executive Vice President and Corporate Secretary
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

By UPS and facsimile: (314) 342-7614

Re: Shareholder proposal for 2004 annual meeting

Dear Mr. Palmer:

On behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund"), a long-term institutional investor in your Company, I submit the enclosed shareholder proposal for inclusion in the proxy materials that Peabody Energy Corp. plans to circulate to shareholders in anticipation of the 2004 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board to adopt a policy that two-thirds of all directors shall be independent as that terms is defined in the resolution.

The Fund is an S&P MidCap 400 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $100 million. Created by the Amalgamated Bank in 1997, the Fund has beneficially owned more than $2000 worth of Peabody common stock for more than one year. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2004 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Peabody Energy Corporation ("Peabody" or the "Company") urge the Board of Directors to adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board. For purposes of this proposal, the term "Independent Director" shall mean a director who is not or who, during the past five years, has not been:

- employed by Peabody or one of its affiliates in an executive capacity;
- an employee or owner of a firm that is a paid adviser or consultant to Peabody or one of its affiliates;
- employed by a significant Peabody customer or supplier;
- a party to a personal services contract with Peabody or an affiliate thereof, as well as with Peabody's Chair, CEO or other executive officer;
- an employee, officer or director of a foundation, university or other non-profit organization receiving significant grants or endowments from Peabody or one of its affiliates;
- a relative of an executive of Peabody or one of its affiliates;
- part of an interlocking directorate in which Peabody's CEO or another executive officer serves on the board of another corporation that employs the director.

SUPPORTING STATEMENT

This proposal seeks to establish a level of independence that we believe will promote clear and objective decision-making in the best long-term interest of all shareholders.

Peabody's 12-person board presently fails to meet the proposed two-thirds standard, as it includes one insider (Chairman/CEO Irl F. Engelhardt) and four directors affiliated with Lehman Brothers (Messrs. Goodspeed, Lentz, Schlesinger and Washkowitz). Lehman Brothers has provided significant banking services to the Company in recent years, including service as Peabody's lead underwriter on its initial public offering. In addition, Lehman Brothers Merchant Banking Partners II L.P. and affiliates remain Peabody's largest shareholder.

Even though all transactions involving Lehman Brothers may have occurred at arms' length, we do not believe that the current structure is in the best interest of the public investors who own a majority of the outstanding shares. In our view, the best time to provide for diverse perspective and independent governance is earlier, rather than later.

We believe that a board with a substantial and clear majority of independent directors – and all independent audit, compensation and nominating committees – is an essential component of an effective corporate governance system. An independent board can best represent all shareholders and inspire shareholder confidence in the quality and impartiality of its decision-making processes and the decisions themselves, as well as avoid the appearance of conflicts of interest.

The standard of independence that we propose is that recommended by the Council of Institutional Investors, an organization of large pension funds that has been a leading advocate of corporate governance reform.

We urge you to vote FOR this resolution.

Exhibit B

Amalgamated Bank

America's Labor Bank

RECEIVED

DEC 15 2003

FREDRICK PALMER

December 12, 2003

Rec'd 12-12-03
Via Fax

Mr. Frederick D. Palmer
Executive Vice President and Corporate Secretary
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

By UPS and facsimile: (314) 342-7614

Re: Shareholder proposal for 2004 annual meeting

Dear Mr. Palmer:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund"), who is authorized to represent the Bank and the Fund in all respects in connection with that resolution.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 12,300 shares of Peabody common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund was created in 1997 as an S&P MidCap 400 index fund and presently has assets exceeding $200 million. The Fund has continuously held at least $2000 worth of Peabody common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2004 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Theodore Brunner

Theodore Brunner
First Vice President

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

515

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

26 January 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal submitted by Amalgamated Bank LongView Midcap 400 Index Fund to Peabody Energy Corporation

Dear Counsel:

I write on behalf of Amalgamated Bank LongView Midcap 400 Index Fund (the "Fund"), which submitted a shareholder resolution to Peabody Energy Corporation ("Peabody" or the "Company"). By letter dated 12 January 2004, counsel for Peabody advised the Division that Peabody intends to omit the resolution and sought no-action relief accordingly. For the reasons stated below, the Fund respectfully urges the Division to deny Peabody's request.

The Fund's Resolution and Peabody's Initial Comments

The Fund's resolution is a garden-variety governance proposal of the sort that has been voted at various companies in recent years. In brief, it asks the Company to adopt a policy of nominating independent director candidates who, if elected, would constitute two-thirds of the board. The criteria for independence are set out in the resolution, and they are based on standards adopted by the Council of Institutional Investors.

Peabody's response begins (at 2-3) by stating its disagreement on policy grounds with the fact that the resolution proposes standards higher than those set out in New York Stock Exchange listing standards. This, of course, is not a basis for exclusion under Rule 14a-8 and is more suitable for a statement in opposition. Suffice it to say that if the Fund were satisfied with the NYSE standards, it would not have proposed the resolution in the first place.

Peabody notes too that the board currently has ten members (not 12, as the proposal states) and that one director recently resigned. This is the sort of objection that (one hopes) could be resolved on an informal basis between counsel outside of the no-action process. The Fund has always been willing to update resolutions following submission and is willing to do so here. With that preface, we respond to the specific exclusions cited by Peabody as follows.

Rule 14a-8(i)(8): Relating to Director Elections

The (i)(8) exclusion permits the exclusion of proposals that relate "to an election for membership on the company's board of directors or analogous governing body." Peabody objects to the fact that the proposal identifies by name one inside director (the Chairman/CEO) and several directors affiliated by Lehman Brothers, the largest shareholder. Peabody argues that because the Chairman/CEO and one of the Lehman directors are up for election in 2004, the resolution casts doubts on their abilities and will adversely influence Peabody's attempt to solicit proxies on their behalf. The resolution is also said to be ambiguous as to whether incumbent directors on Peabody's classified board who are not up for election this year could serve out their terms.

Taking the last point first, the Fund's proposal focuses on policy and does not seek to affect 2004 director elections or to shorten anyone's term. As Peabody concedes (at 4), the Division does not object to proposals that are clear on this point. Although we believe that the Fund's intent is clear, we are willing to add a sentence to clarify the point, *i.e.*, that the Board should pursue this goal following this year's election without shortening the term of an incumbent director and transition to an independent board through its power to nominate candidates to stand for election by shareholders. See *Conseco, Inc.* (5 April 2002). Indeed, the Fund would have been happy to make this change had Peabody's counsel picked up the telephone.

As for the objection to the naming of individuals in the supporting statement, we note that the Fund's resolution (even without the additional sentence described above) does not directly criticize individual directors in the same way as the two no-action letters that Peabody cites. In *American Telephone & Telegraph Co.* (28 January 1983), the resolution asked that "a vote of no confidence be had in regard to the present management and directors of AT&T." The Division viewed this language as directly questioning the abilities of the management directors running for election that year. By contrast, the Fund's resolution expresses no view about the 2004 director elections. Indeed, from a shareholder's perspective, one might conclude that the individual incumbents deserve re-election, but that over time, Peabody should move to the level of independence recommended in the proposal.

The resolution in *PepsiCo., Inc.* (1 February 1999) sought to force the resignation of individual directors whose professional responsibilities had changed. The supporting statement noted that PepsiCo's board "includes two CEOs who were ousted from their own places of employment. We believe that directors should submit a resignation under circumstances such as these."

This is far more clearly a direct attack on incumbents seeking re-election than the Fund's resolution, which focuses on a more neutral standard of independence without regard to who is up for re-election that year.

Moreover, *Conseco* rejected the company's (i)(8) argument with respect to a similar board independence proposal that identified by name certain individual directors as non-independent, one of whom was up for re-election that year. Given the similarities between the two proposals, and the Division's ruling in *Conseco*, Peabody has not carried its burden of proving that the Fund's resolution violates the (i)(8) exclusion.

That said, we acknowledge that *Conseco* did credit an argument that Peabody does not raise, namely, that certain information about the independence of individual named directors was inaccurate or misleading within the meaning of Rule 14a-8(i)(3). The Division agreed, and it required deletion of the sentence containing that inaccurate information about named individuals. Here, Peabody does not claim that the Fund has misstated the independence or non-independence of individual board members who are identified by name in the resolution. Nor, as we discuss below, does Peabody's separate (i)(3) claim have anything to do with individual board members or nominees. In any event, and without conceding the legal point, should the Division conclude that, even with the clarifying sentence discussed above, the deletion of identifiers is required to avoid any (i)(8) issue as to this year's election, the Fund is willing to delete the names of individual directors in the supporting statement.

Rule 14a-8(i)(3): Materially False or Misleading Statements

Peabody's final objection is one that it concedes the Division rejected less than two years ago. Specifically, Peabody argues that the proposal is materially false or misleading because it defines independence according to whether a potential director candidate is a "significant" customer or supplier or is affiliated with a non-profit group that has received "significant" grants from the Company. This is grasping at straws. Peabody admits (at 3) that its current board fails to meet the proposed two-thirds standard of independence. One cannot say then that the proposal is so vague and indefinite that the company will not know how to implement it, which is the usual (i)(3) argument.

More significantly, Peabody acknowledges that *The Gap, Inc.* (18 March 2002) expressly considered identical objections to the use of the word "significant" in a similar board independence proposal. Nothing has changed over the past two years. In an effort to suggest that something has, Peabody cites recent NYSE and NASDAQ listing standards, which are said to indicate a trend by the exchanges towards supposedly more "objective" criteria for determining director independence. This argument fails to persuade.

The key adjective in the listing standards is "material." It may well be true that the NASDAQ standards forbid "material" relationships and then define "material" with reference to specific dollar terms and percentages. It may also be true that the NYSE prohibits "material" disqualifying relationships, although (as Peabody concedes) the NYSE standards also permit individual companies to establish their *own* standard of materiality, provided that it is disclosed to shareholders. Neither fact establishes that the Fund's proposal, which uses a more stringent standard, is materially false or misleading.

The fact that the Fund's proposal uses a different standard of independence that the ones used by the exchanges does not render it materially false or misleading. Moreover, the NYSE standards (which govern Peabody) are not entirely "objective" because they contain a huge loophole in the form of a grant of discretion to individual boards to define what is "material" using their own "objective" criteria.

Peabody's citations to no-action letters about "excessive and gratuitous violence" on television (*Hershey Foods Corp.* (27 December 1988); *Jos. Schlitz Brewing Co.* (21 March 1977)) have little bearing in this arena, both because "excessive violence" is hard to define and also because the "material" vocabulary used by the exchanges does not render the "significant" vocabulary used by the Fund into something that is materially false or misleading.

Conclusion.

For these reasons, we respectfully ask the Division to advise Peabody that the Division does not concur with the Company's view that the Fund's resolution may be excluded from the Company's proxy materials.

Thank you for the opportunity to submit these comments. Please do not hesitate to contact me if there is additional information that I can provide.

Please note too that I am moving my offices as of 1 February 2004. After that date, I can be reached at:

5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015
(202) 364-6900 Fax: (202) 364-9960
Email: cfhitchcock@yahoo.com

Very truly yours,

Cornish F. Hitchcock

cc: Susan H. Easton, Esq.

BRYAN CAVE

RECEIVED

2004 FEB 17 AM 11:01

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Susan H. Easton
Direct: (314) 259-2589
sheaston@bryancave.com

February 13, 2004

Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750
Tel (314) 259-2000
Fax (314) 259-2020
www.bryancave.com

Chicago
Hong Kong
Irvine
Jefferson City
Kansas City
Kuwait
Los Angeles
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Phoenix
Riyadh
Shanghai
St. Louis
United Arab Emirates (Dubai)
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And Bryan Cave,
A Multinational Partnership,
London

SECURITIES EXCHANGE OF 1934
RULE 14A-8

BY HAND

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Peabody Energy Corporation - Request for No-Action Letter Regarding Exclusion of Stockholder Proposal Submitted by the Amalgamated Bank LongView MidCap 400 Index Fund – Reply to Response of Amalgamated Bank LongView MidCap 400 Index Fund

Dear Ladies and Gentlemen:

On behalf of Peabody Energy Corporation (the "Company"), we respectfully submit this letter in reply to the response dated January 26, 2004 (the "Response") of Amalgamated Bank LongView MidCap 400 Index Fund (the "Proponent") to the Company's request for confirmation that the Staff will not recommend any enforcement action if the Company omits the Proponent's stockholder proposal (the "Proposal") from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders (collectively, "Proxy Materials").

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter. The Company respectfully affirms its request for the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its Proxy Materials.

I. Background

The Company's original request was submitted to the Staff on January 12, 2004 (the "Request"). The Proposal, which is fully set forth as Exhibit A to the Request, urges the Company's board of directors (the "Board") to adopt a policy of nominating "independent" director nominees who, if elected, would constitute two-thirds of the Board. The Proposal includes a definition of "independent" which is ambiguous and appears to substantially exceed the standards established by the New York Stock Exchange (the "NYSE"). The Company has determined, based on an analysis of the corporate governance documents available on corporate websites, that significant competitors in the coal industry and the vast majority of the public companies comprising the Dow Jones Industrial Average adhere to the NYSE standards. In contrast to the Proponent's view that more stringent standards are necessary to protect the stockholders' interests, the Company concurs with the conclusion of Martin Lipton of Wachtell, Lipton, Rosen & Katz (as expressed in a recent client bulletin) that excessive standards "are the antithesis of the kind of collegiality and relationship with the CEO that is necessary . . . to agree on the corporate mission and work collectively to enhance the corporation's business." As Mr. Lipton explained it: "The concept that the board as remote strangers and as the agency for the discipline of management, rather than as partner with management in setting the strategic course of the corporation, is contrary to all prior experience and will not lead to better performance." Moreover, it is increasingly difficult for many companies to attract qualified directors who can add value while providing the necessary oversight. The Company believes that excessive independence standards like the Proposal will only hinder its ability to recruit qualified directors. In light of these considerations, the Company believes it has a fiduciary obligation to its stockholders to take steps to ensure its ability to nominate an appropriate mix of individuals to serve as directors. Accordingly, the Company has asserted its right to exclude the Proposal pursuant to Rules 14a-8(i)(8) and 14a-8(i)(3), as set forth in the Request and below.

II. The Company's Reply to the Proponent's Response

A. Rule 14-8(i)(8) – The Proposal Relates to an Election of Directors

The Proposal specifically names current directors of the Company whom the Proponent deems to not be independent under the Proposal's standards, including Messrs. Engelhardt and Washkowitz who will stand for re-election at the Company's 2004 Annual Meeting of Stockholders (the "Stockholders' Meeting"). This represents an attack on the current composition of the Board, thereby undermining the Company's solicitation of support for the named directors who will stand for re-election. The Staff has determined similar attacks to be a valid basis for excluding a stockholder's proposal under Rule 14-8(i)(8). *See, e.g., PepsiCo., Inc.* (avail. February 1, 1999) (permitting exclusion of proposal seeking forced resignation of directors whose employment responsibilities change while identifying two CEOs ousted from employment). *But see Conseco, Inc.* (avail. April 5, 2002) (proposal naming directors not permitted to be excluded). The Proponent claims that the Company cannot rely on the precedent no-action letters cited in the Request because the naming of directors is not a direct attack and because the Proposal "expresses no view about the 2004 director elections." Instead, the Proponent maintains that the Proposal "focuses on a more neutral standard of independence without regard to who is up for re-election that year."

The Company emphatically disagrees with that position. The Proponent's fundamental rationale for the Proposal is that "the current structure is [not] in the best interests of the public investors who own a majority of the outstanding shares." Immediately before this assertion, the Proposal names all of the directors that the Proponent deems not to be independent under the Proposal's standards. If submitted to the stockholders, the Proposal would be part of the Proxy Materials which will name Messrs. Engelhardt and Washkowitz as director nominees. Although the Proponent claims that the Proposal is merely "a neutral standard of independence," the Proposal's criticism of the "current structure" clearly implies that because the named directors, including

Messrs. Engelhardt and Washkowitz, are not independent in the Proponent's view, their continued service "is [not] in the best interests of the public investors who own a majority of the outstanding shares." Thus, the Proponent is attacking the ability of the named directors, including Messrs. Engelhardt and Washkowitz, to serve on the Board.

Contrary to the Proponent's claim, the Proposal can be distinguished from the proposal addressed in *Conseco*. While that proposal identified several directors as not meeting the proposed independence standards, it did not expressly criticize the current structure of the board. In contrast, the Proposal expressly states that "the current structure is [not] in the best interests of the public investors who own a majority of the outstanding shares." *Conseco*, therefore, does not preclude the Company's position that the Proposal attacks the current Board, including the directors who will stand for re-election at the Stockholders' Meeting. Accordingly, the Company maintains its position that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14-8(i)(8) as an attack on the current directors and as an effort to undermine the Company's solicitation of support for its nominees.

B. Rule 14a-8(i)(3) – The Proposal is Vague, Rendering it Misleading in Violation of the Proxy Rules

The Proponent objects to the Company's position that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) as vague, rendering it misleading in violation of the proxy rules. The word "significant" qualifies more than one of the Proposal's independence criteria. The Company's position is that "significant" is vague and subject to a variety of interpretations. In partial support of its position, the Company compared "significant" to "material," a qualifier used by the NYSE and The Nasdaq Stock Market, Inc. ("Nasdaq"), because both words are similarly subject to a variety of interpretations. Unlike the Proposal, however, the NYSE and Nasdaq have established quantitative standards to provide guidance for the interpretation of "material." The Response stresses that, despite such quantitative standards, the NYSE has a "huge loophole" which allows listed companies to adopt their own standards so long as they are disclosed to the company's stockholders. The Proponent asserts that this flexibility to adopt standards defeats the Company's position that words like "material" and "significant" are vague without guidance. That assertion is unsupported. As the related NYSE Commentary explains, this flexibility permits "a board [to] adopt and disclose *categorical* standards to assist it in making determinations of independence." *See* NYSE Listed Company Manual, Rule 303A.02 (emphasis added). Despite the Proponent's claim, "categorical" standards must be explicit; thus guidance is still provided for the application of a company's tailored standards. The Proposal contains no objective standards for the interpretation of "significant." Consequently, the NYSE's "loophole" does not alter the conclusion that words like "material" and "significant" are subject to a variety of interpretations rendering them vague without additional guidance.

The Proponent also claims that the Company's statement that two-thirds of the current Board does not meet the Proposal's standards is an admission that the Proposal is not vague and indefinite. This conclusion by the Proponent is incorrect. The Company's statement was made in the context of correcting the factual record to clarify that (i) the Board currently has only 10 members and (ii) one of the directors named in the Proposal has retired. The Company's statement simply reflected the Proponent's own assertion that the relationship between the Company and Lehman Brothers is a disqualifying relationship under the Proposal. The correction of the factual record did not negate the fact that several directors have relationships of varying degrees with Lehman Brothers. The Company merely used the assumption that these relationships with Lehman Brothers preclude a finding of independence under the Proposal to support its argument that the Proposal attacks the directors associated with Lehman Brothers. Contrary to the Proponent's claim, it is clear that the Company is not conceding that the implementation of the Proposal's standards will be clear in all contexts. The immediately following sentence states: "In addition, depending on how the Proposal's definition of 'independent' is interpreted . . ., additional members of the Board may be determined to not be independent." Thus, regardless of the Company's position with respect to the named directors, it is clear that other cases would likely present interpretation problems.

For these reasons, the Company maintains its position that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

In view of the foregoing, the Company hereby affirms its intention to omit the Proposal from its Proxy Materials for the Stockholders' Meeting and hereby renews its request for confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials. By copy of this letter, the Company is notifying the Proponent of its affirmed intention to omit the Proposal from its Proxy Materials.

In the event that the Staff disagrees with the conclusion expressed herein or in the Request regarding the omission of the Proposal from the Company's Proxy Materials, or should any additional information be required, the Company would appreciate an opportunity to confer with the Staff prior to the issuance of its response. Please feel free to contact R. Randall Wang at 314-259-2149, Brian K. Feezel at 314-259-2467 or me at 314-259-2589.

Please acknowledge your receipt of this letter and the attached exhibits by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Susan H. Easton

Susan H. Easton

cc: Cornish F. Hitchcock
Joseph W. Bean – Peabody Energy Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peabody Energy Corporation
Incoming letter dated January 12, 2004

The proposal requests that the board adopt a policy of nominating independent directors so that independent directors would constitute two-thirds of the board.

We are unable to concur in your view that Peabody Energy may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Peabody Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Peabody Energy may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors elected previously from completing their terms on the board or disqualify nominees for director at the upcoming annual meeting. It appears, however, that this defect would be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides Peabody Energy with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Peabody Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor